FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PSFT#75

FOR IMMEDIATE RELEASE

PeopleSoft Announces Preliminary Second Quarter Results

Company Exceeds License Revenue, Total Revenue
and Earnings Per Share Guidance

PLEASANTON, Calif. — July 2, 2003 — PeopleSoft, Inc. (Nasdaq: PSFT) today announced preliminary results for the quarter ended June 30, 2003. Based on preliminary information, license revenue is expected to be $105 — $115 million, and total revenue is expected to be in the range of $490 — $500 million. Earnings per share from recurring operations is expected to be $0.13 — $0.14, compared to the Company’s original guidance of $0.11 — $0.12 per share. Earnings per share, including previously announced non-recurring items, is expected to be $0.10 — $0.11, compared with the Company’s original guidance of $0.08 — $0.09 per share.

“This morning we announced that against all odds and odds makers, under the most challenging conditions a company can face, PeopleSoft not only met but significantly exceeded our original financial guidance,” said PeopleSoft President and CEO Craig Conway.

“In an undeniable vote of confidence, both existing customers and new customers continued to select PeopleSoft for their enterprise software applications. They continued to choose PeopleSoft for our stronger products and better architecture. They continued to choose a company with a real commitment to customer satisfaction,” added Conway.

Final results and additional information regarding the Company’s second quarter results will be released later this month.

Net Income Including Non-Recurring Items

The quarterly results include preliminary estimates of non-recurring after-tax items related to the previously announced closure of the Company’s Santa Clara, California, location of $0.02 per share and a charge related to previously announced headcount reductions of $0.01 per share. Earnings per share, including these non-recurring items, is expected to be $0.10 — $0.11 per share. The Company presents its results in both an earnings per share from recurring operations basis and an earnings per share including non-recurring items basis. The Company believes that presenting both types of information allows greater insight into the Company’s actual results of operations by presenting data that excludes non-recurring items which are difficult to predict and which may not be indicative of the Company’s ongoing operating results. The presentation of EPS from recurring operations should not be considered in isolation or as a substitute for EPS including non-recurring items.

Company to Host Conference Call

PeopleSoft will host a conference call today, July 2, 2003, at 8:00 a.m. PDT/11:00 a.m. EDT to discuss the preliminary results. A live audio-only web cast of the call will be made available in the Investor Relations section of the Company’s web site at www.peoplesoft.com. Interested parties may also participate by calling (888) 370-7057 in the U.S. or (484) 630-4574 outside the U.S.; passcode: PeopleSoft. A replay of the call will be made available for seven days following the call and will be accessible on the company’s web site or by calling (888) 568-0873 or (402) 998-1548, no passcode necessary.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed by PeopleSoft with the SEC. PeopleSoft also filed a Solicitation/Recommendation Statement on Schedule 14D-9 containing its recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

These materials may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.

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PeopleSoft and the PeopleSoft logo are registered trademarks of PeopleSoft Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2003 PeopleSoft, Inc. All rights reserved.

Contacts:
Lori Varlas
Investor Relations
PeopleSoft
(877) 528-7413
lori_varlas@peoplesoft.com

Steve Swasey/Dee Anna McPherson
Public Relations
PeopleSoft
(925) 694-5230/ (925) 694-4112
steve_swasey@peoplesoft.com
deeanna_mcpherson@peoplesoft.com